Exhibit 17.1
Sun New Media Inc.
Fourth Floor
1120 Avenue of the Americas
New York NY 10036
Re: Resignation Letter
May 11, 2006
Ladies and Gentlemen:
      The undersigned hereby resigns his directorship in the Board of Sun New Media Inc. and will continue the affiliation with Sun New Media as a member of its advisory board. This resignation shall be effective immediately.
/s/ Mr. Chauncey SHEY

Mr. Chauncey SHEY